

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 12, 2016

Brad Brimhall
Chief Executive Officer
Nevada Classic Thoroughbreds, Inc.
6163 E. Greenway Street, #2
Mesa, Arizona 85205

     Re: **Nevada Classic Thoroughbreds, Inc.**
             Form 10-KSB for the Fiscal Year Ended June 30, 2015
             Filed October 13, 2015
             Form 10-QSB for the Quarter Ended September 30, 2015
             Filed November 16, 2015
             File No. 000-31154

Dear Mr. Brimhall:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-KSB for the Year Ended June 30, 2015

Item 8a. Effectiveness of Company's Controls and Procedures, page 18

1. We note that this section discloses management's conclusions regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation SK. Please amend this filing to also include management's annual report on internal control over financial reporting as required by Item 9A of Form 10-K and Item 308 of Regulation S-K.

Exhibit 31.1 and 31.2 Section 302 Certifications

2. Please revise your Section 302 Certifications to include paragraph 4(b) of the certification which should disclose that you have "designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." The introductory language in paragraph 4 should also be revised to refer to internal control over financial reporting. Please refer to paragraph B(31) of Item 601 of Regulation S-K. Your certifications in your Form 10-Qs should be similarly revised.

Form 10-QSB for the quarter ended September 30, 2015

3. Please amend this filing to include disclosure of management's conclusions regarding the effectiveness of your disclosure controls and procedures as required by Item 4 of Form 10-Q and Item 307 of Regulation S-K.

Other

4. Please note that Regulation SB is no longer in effect. In this regard, please file your amended documents under Form 10-K and Form 10-Q, as appropriate. Refer to Article 8 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure